Exhibit 99.1

Akanda Corp. Welcomes Momentum Towards Cannabis Reform in the United States

Toronto, Ontario, December 18, 2025 (Business Wire) - Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN) applauds the recent reports that US President Donald Trump and his administration are considering changes and the reclassification of federal cannabis policy in the USA, including potential rescheduling of cannabis from Schedule I to Schedule III. Schedule III drugs are considered to have a medical value and a lower abuse potential as defined by the Drug Enforcement Administration.

“Cannabis policies are long overdue for modernization,” said Interim CEO Katie Field. “The US Administration is taking steps to treat cannabis through a science-led, public-health framework which has the potential to accelerate medical research, improve consumer safety, and help move regulated markets further away from the risks of the illicit supply chain.”

This effort mirrors, in spirit if not in scope, the pathway Canada forged with its Cannabis Act, which came into force on October 17, 2018 and created a comprehensive legal and regulatory framework for both adult-use and medical cannabis nationwide, shifting cannabis out of prohibition entirely and tightly regulating production, distribution, sale, possession and public health protections — a model policymakers south of the border often point to when discussing how to reconcile federal and state law and develop standards for responsible legal markets.

Akanda encourages policymakers to keep reforms while they are under consideration focused on measurable outcomes: expanding medical research, protecting public health, supporting responsible regulation, and moving consumers away from illicit supply chains.

About Akanda Corp.

Akanda Corp., through its cannabis subsidiaries with operations in Canada, is dedicated to cultivating and distributing high-quality cannabis and wellness products that improve lives. Its mission is to provide safe, reliable, and accessible cannabis products to consumers worldwide while promoting sustainable business practices.

Company Contact

ir@akandacorp.com

Forward-Looking Statements

This press release contains “forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future, including but not limited to, the consummation of the Transaction.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) failure to realize the anticipated benefits of the recent acquisition of FTF by Akanda; (iii) the limited operating history of each of Akanda and FTF; (iv) the ability of Akanda and its subsidiaries (collectively, “Akanda Group”) to grow and manage growth effectively; (v) the ability of Akanda Group to execute their business plans; (vi) estimates of the size of the markets for Akanda Group’s products and services; (vii) the rate and degree of market acceptance of Akanda Group’s products and services; (viii) Akanda Group’s ability to identify and integrate acquisitions; (ix) future investments in technology and operations; (x) potential litigation involving Akanda Group; (xi) risks relating to the uncertainty of projected financial information; (xii) the effects of competition on Akanda Group’s businesses; (xiii) developments and changes in laws and regulations; (xiv) the impact of significant investigative, regulatory or legal proceedings; (xv) general economic and market conditions impacting demand for Akanda Group’s products and services; (xvi) the ability to meet Nasdaq’s listing standards; (xvii) the ability of Akanda to raise capital, and to issue equity or equity-linked securities in the future; (xviii) the ability of Akanda to manage its significant debt load and liabilities; and (xix) such other risks and uncertainties as are discussed in Akanda’s Annual Report on Form 20-F filed with the SEC or in other documents Akanda files from time to time with the SEC. Akanda expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Akanda’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although the Company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the Company’s reports and statements filed from time-to-time with the Securities and Exchange Commission.